JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

May 23, 2019

Mr. Ray Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”)
File Nos. 333-208312; 811-23117

Dear Mr. Be:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on April 16, 2019 in connection with the Post-Effective Amendment No. 77 to the registration statement on Form N-1A (the “Registration Statement”) of JPMorgan Trust IV (the “Trust”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 26, 2019 with respect to the JPMorgan International Equity Plus Fund (the “Fund”), a series of the Trust. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Registration Statement of the Trust that will be filed by the Trust pursuant to Rule 485(b) under the Securities Act of 1933 on or about May 31, 2019. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please confirm supplementally that the fee waivers referenced in the fee table will be in effect for at least one year from the date of the prospectus.

Response: The Trust confirms that the fee waiver/expense reimbursement arrangement described in the footnote to the fee table will be in effect for at least one year from the effective date of the prospectus.

2.	Comment: Please consider revising the disclosure to provide a more plain English description of the term “Plus,” as used in the Fund’s name.

Response: The Trust has worked with the Staff in formulating the “Plus” description in previous JPMorgan Fund filings and believes that the description is clear and complete. Therefore, the Trust respectfully declines to make any changes to the Fund’s disclosure in response to this comment.

3.

Comment: The “What are the Fund’s main investment strategies?” section contains disclosure stating that “[t]he Fund generally is expected to maintain an approximate net 100% long exposure to the equity market (long market value minus short market value).” Please consider adding disclosure to clarify what it means for the Fund to be net 100% long. The Fund may add disclosure to clarify whether there is any correlation between the Fund’s underlying long positions and its underlying short positions.

Response: As disclosed in the parenthetical following “net 100% long exposure to the equity market,” net 100% long exposure net long exposure refers to “long market value minus short market value.” The Fund’s investment strategy does not require that there be any specific correlation between the underlying assets in which the Fund takes a long position and the underlying assets in which the Fund takes a short position. Therefore, the Trust respectfully declines to make any changes to the Fund’s disclosure in response to this comment.

4.	Comment: In plain English, please clarify the description of the adviser’s development of differentiated long-term company forecasts.

Response: The disclosure has been revised in response to this comment.

5.

Comment: The Staff notes that the disclosure regarding the Fund’s investment strategies and risks in the “Risk/Return Summary – The Fund’s Main Investment Risks” section of the prospectus (as required by Item 4 of Form N-1A) appears to be different from the disclosure regarding the Fund’s investment strategies and risks in the “More About the Fund” section of the prospectus (as required by Item 9 of Form N-1A). Please reconcile these disclosures and identify principal strategies compared to non-principal strategies. Please also consider whether certain disclosure regarding the Fund’s non-principal investment strategies should be moved to the Fund’s statement of additional information (the “SAI”).

Response: The Trust has reviewed the disclosure and believes it is appropriate as drafted. The “Risk/Return Summary – The Fund’s Main Investment Risks” section contains information responsive to Item 4 of Form N-1A, as it summarizes how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). Additionally, it summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return. While there are some differences in the language used in the “Risk/Return Summary – The Fund’s Main Investment Risks” section and the “More About the Fund” section, the Trust believes that the “Risk/Return Summary – The Fund’s Main Investment

Risks” section provides in a clear and concise manner “the key information that is important to an investment decision”, and that the “More About the Fund” section includes additional detail. The Trust believes that providing information regarding the Fund’s non-principal investment strategies in the “More About the Fund” section of the statutory prospectus is informative and helpful for investors. Therefore, the Trust respectfully declines to make any changes to the disclosure in response to this comment.

6.

Comment: In the “More About the Fund – Additional Information about the Fund’s Investment Strategy” section, please clarify whether the equity securities listed in bullet points (e.g., trust or partnership interests, real estate investment trusts) are used in connection with the Fund’s principal or additional strategies. If they are used in connection with the Fund’s principal strategies, please disclose this and provide appropriate risk disclosure.

Response: The Trust notes that the examples of the equity securities listed in the bullet points are preceded by introductory sentences stating that use of the assets are either primary or main investment strategies or “not main strategies”. The Trust believes that describing the use of certain equity securities as “not main strategies” indicates that such use is not a principal investment strategy of the Fund. Accordingly, the Trust does not believe that additional disclosure is required.

7.

Comment: In the “More About the Fund – Additional Information about the Fund’s Investment Strategy – Securities Lending” section of the prospectus, please clarify the statement regarding loan collateral in connection with the Fund’s investment limitations.

Response: We have reviewed the disclosure and respectfully believe that the disclosure is appropriate.

8.

Comment: The “More About the Fund – Investment Risks – Main Risks” section includes disclosure regarding “Foreign Securities and Emerging Markets Risk.” The Staff notes that this implies that investing in emerging markets is a principal investment strategy of the Fund, which seems to conflict with disclosure elsewhere in the prospectus that states that the Fund will primarily invest in equity securities of companies from developed countries. Please reconcile this disclosure.

Response: Although the Fund’s assets will be invested primarily in equity securities of companies from developed countries, the Fund may also invest in securities issued by companies in emerging markets. Because investing in securities issued by companies in both developed and emerging market countries share many of the same risks associated with investing in foreign securities generally, the Trust chooses to present these risks in a single “Foreign Securities and Emerging Markets Risk” risk factor. The Trust believes that the existing disclosure identifies clearly the Fund’s focus on investing in assets issued by companies in developed countries, and that having distinct risk factors relating to “developed countries” and “emerging market countries” would result in the duplication of various disclosures (e.g., risks associated with currency exchange rates, number of companies, political and economic risks, transaction costs, etc.) and may present less clarity for investors. The Trust also notes that this sub-section includes a separate paragraph regarding risks associated with investments in “emerging markets” specifically. Accordingly, the Trust respectfully declines to make any changes to the Fund’s disclosure in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS

9.

Comment: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration …does not apply to securities issued by other investment companies.” Please note that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels.

Response: The Trust believes that the Fund’s policy on concentration, as described in the SAI, complies with applicable legal requirements and SEC Staff guidance, and that the Fund is not required to “look through” underlying investment companies in which the Fund invests for purposes of complying with its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including as a result of significant exposure to a particular industry or group of industries, the Trust will consider whether any changes to the Fund’s disclosures are necessary or appropriate in connection with such exposure.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

cc:	Keri E. Riemer

4